

August 20, 2013

<u>Via E-mail</u>
Richard A. Montoni
Chief Executive Officer
Maximus, Inc.
1891 Metro Center Drive
Reston, Virginia 20190

      Re: **Maximus, Inc.**
                Form 10-K for Fiscal Year Ended September 30, 2012
                Filed November 16, 2012
                Form 8-K Filed August 13, 2013
                Definitive Proxy Statement on Schedule 14A
                Filed January 25, 2013
                Response dated August 5, 2013
                File No. 1-12997

Dear Mr. Montoni:

      We have reviewed your response dated August 5, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed August 13, 2013</u>

1.   Please tell us how you have complied with Item 10(e)(1)(i)(b) of Regulation S-K with respect to your disclosure of projected free cash flows for the fiscal year ending September 30, 2013.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 18

Annual Cash Incentives, page 22

2.   We note your response to comment 5 of our letter dated July 15, 2013.   Please confirm that you will provide in future filings the information you provide in your response explaining that you do not assign a particular weight to the Company, business unit or individual goals that are associated with each named executive officer's annual cash incentive award and that all such goals are considered "Code Section 162(m) performance goals" and are established and communicated to the respective named executive officer at the outset of the performance period.

3.   We note your response to comment 6 of our letter dated July 15, 2013 and your indication that all of the financial goals and some of the strategic goals utilized objective measures. Please confirm that you will provide this disclosure in future filings and revise the disclosure to quantify such amounts.

        You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 or Mara Ransom, Assistant Director, at (202) 551-3720 if you have questions regarding any other comments.

                                            Sincerely,

                                            /s/ William H. Thompson

                                            William H. Thompson
                                            Accounting Branch Chief